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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------
                                   SCHEDULE TO
                                (Amendment No. 1)
                                  (RULE 13e-4)
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                ----------------

                          RUSS BERRIE AND COMPANY, INC.
              (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON)

              VARIOUS CLASSES OF OPTIONS TO PURCHASE COMMON STOCK,
                          STATED VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    782233100
                (CUSIP NUMBER OF COMMON STOCK UNDERLYING OPTIONS)

                                 ANDREW R. GATTO
                             CHIEF EXECUTIVE OFFICER
                          RUSS BERRIE AND COMPANY, INC.
                                 111 BAUER DRIVE
                            OAKLAND, NEW JERSEY 07436
                                 (201) 337-9000

       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
           NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)
                                ----------------

                                 WITH COPIES TO:
                               ARNOLD BLOOM, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                          RUSS BERRIE AND COMPANY, INC.
                                 111 BAUER DRIVE
                            OAKLAND, NEW JERSEY 07436
                                 (201) 405-7373

                                       and

                                KAYE SCHOLER LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                       ATTENTION: JOEL I. GREENBERG, ESQ.
                                 (212) 836-8000

                                ----------------

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                    AMOUNT OF FILING FEE
         ----------------------                    --------------------
               $976,127.25                                $123.68

* Calculated solely for purposes of determining the filing fee. This amount assumes the purchase of all options to purchase common stock of Russ Berrie and Company, Inc. issued pursuant to stock option plans outstanding on May 25, 2004, for a maximum aggregate purchase price of $976,127.25. The amount of the filing fee equals .01267% of the value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    $123.68        Filing Party:   Russ Berrie and
                                                               Company, Inc.
     Form or Registration No.:  Schedule TO    Date Filed:     May 28, 2004

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[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ] third-party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [ ] going private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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      This Amendment No. 1 (this "Amendment") amends and supplements the Tender
Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 28, 2004 (as amended, the "Schedule TO") by Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"), relating to an offer by the Company, for compensatory purposes, to purchase outstanding options to buy shares of the Company's Common Stock, $0.10 stated value per share, issued pursuant to any of its various equity compensation plans, from all eligible participants, for the various purchase prices and on the terms and subject to the conditions set forth in an Offer to Purchase Specified Options (the "Offer Statement"), dated May 28, 2004, and in the related Letter of Transmittal, filed with the original Schedule TO as Exhibits (a)(1)(i) and (a)(1)(iii), respectively.

      The information set forth in the Offer Statement is incorporated into this Amendment by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent expressly provided herein.

ITEMS 1 THROUGH 11.

      Items 1 through 11 of the original Schedule TO, which incorporates by reference the information contained in the Offer Statement, are hereby amended as follows:

(1) The last two sentences of the third paragraph of the answer to question 26 under the section titled "Questions and Answers About the Procedures for Electing to Tender Options for Purchase" under the caption "Summary Term Sheet" of the Offer Statement are hereby deleted and replaced with the following:

      "Subject to our rights to extend,terminate and amend this offer, as described in Sections 6 and 14 hereof, we will accept all of the properly tendered Options on the business day after this offer expires (Sections 6 and 14)."

(2) The answer to question 27 under the section titled "Questions and Answers About the Procedures for Electing to Tender Options for Purchase" under the caption "Summary Term Sheet" of the Offer Statement is hereby deleted and replaced with the following:

      "You will have the right to withdraw your tendered Options at any time before the expiration date (Section 4). Subject to our rights to extend, terminate and amend this offer, as described in Sections 6 and 14 hereof, we will accept all of the properly tendered Options on the business day after this offer expires (Sections 6 and 14)."

(3) The last sentence of the fourth paragraph preceding the section titled "Section 2. Purpose of the Offer" (beginning with "The term expiration date means...") under the caption "The Offer" of the Offer Statement is hereby deleted and replaced with the following:

      "See Sections 6 and 14 for a description of our rights to extend, delay, terminate and amend the offer and Section 6 for a description of various conditions to the offer."

(4) The forth sentence of the paragraph titled "Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects" under the section titled


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"Section 3. Procedures" under the caption "The Offer" of the Offer Statement is hereby deleted and replaced with the following:

      "Subject to our rights to extend, terminate and amend this offer, as described in Sections 6 and 14 hereof, we will accept all of the properly tendered Options on the business day after this offer expires."

(5) The seventh paragraph under the section titled "Section 4. Withdrawal Rights" under the caption "The Offer" of the Offer Statement is hereby deleted and replaced with the following:

      "Subject to our rights to extend, terminate and amend this offer, as described in Sections 6 and 14 hereof, we will accept all of the properly tendered Options on the business day after this offer expires."

(6) The first sentence of the first paragraph of the section titled "Section 5. Acceptance for Purchase of Options and Payment of Cash Amount" under the caption "The Offer" of the Offer Statement is hereby deleted and replaced with the following:

      "We will pay for or return tendered Options promptly after termination or withdrawal of the offer as required by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act of 1934."

(7) The first paragraph of the section titled "Section 6. Conditions of the Offer" under the caption "The Offer" of the Offer Statement is hereby deleted and replaced with the following:

      "Upon expiration of this offer, assuming none of the events listed in this
Section 6 has occurred, we will promptly accept for payment all of the properly tendered Options not validly withdrawn."

(8) The words "general summary" in the first sentence of the section titled "Section 13. Material U.S. Federal Income/Withholding Tax Consequences" under the caption "The Offer" of the Offer Statement are replaced with the word "description" and the word "summary" in the third sentence of the same paragraph is replaced with the word "description."


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 2004                     RUSS BERRIE AND COMPANY, INC.

                                          By:  /s/Arnold Bloom
                                               -------------------------------
                                          Name:  Arnold Bloom
                                          Title: Vice President and
                                                 General Counsel


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